United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs about public civil action

Rio de Janeiro, August 18, 2016 — Vale S.A. (Vale) informs that, in a trial finalized last night, the Fifth Chamber of the Federal Court of the Second Region has rejected the appeal presented by Vale against the decision rendered by the 12th Federal Court of Belo Horizonte on the lawsuit brought by the Federal Government, the States of Minas Gerais and Espírito Santo and other governmental entities (Brazilian Authorities) against Samarco Mineração S.A. and its shareholders, BHP Billiton Brasil Ltda. and Vale, previously informed to the market. Therefore, the Court maintained the decision that granted some of the injunction requests made by the plaintiffs, which included the determination that the defendants are prohibited from transferring or conveying any interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities. The value of the claim remains unaltered at R$ 20.2 billion.

In addition, Vale states that the March 2, 2016 agreement with the Brazilian authorities (the “Agreement”) in connection with the public civil action referred to above continues in effect, and the parties will continue to comply with their obligations under the Agreement.  The Renova Foundation has been duly established to develop and execute the long-term remediation and compensation programs provided for under the Agreement.

Vale continues to take all measures to defend its interests in the public civil action, as well as in the judicial approval of the Agreement, and it will keep the market informed in case there is any new information related to the said lawsuit.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 18, 2016		Director of Investor Relations